UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 14, 2012

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated December 14, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: December 14, 2012

	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782 www.seaspancorp.com

Seaspan Announces Full Exercise of Underwriters’ Option to Purchase Additional Shares

HONG KONG, CHINA, December 14, 2012 – Seaspan Corporation (“Seaspan”) (NYSE: SSW) announced today that in connection with its previously announced public offering of its Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Shares”), the underwriters have exercised in full their option to purchase an additional 405,000 Series D Preferred Shares. The sale of the additional 405,000 Series D Preferred Shares closed today. Seaspan has sold a total of 3,105,000 Series D Preferred Shares for total gross proceeds of approximately $77.6 million.

Seaspan intends to use the net proceeds from the offering for general corporate purposes, which may include making vessel acquisitions or investments. Seaspan has filed an application to list the Series D Preferred Shares on the New York Stock Exchange.

Jefferies & Company, Inc., Incapital LLC and Credit Suisse Securities (USA) LLC acted as joint book-running managers and Incapital LLC was the sole structuring agent for the offering.

When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Jefferies & Company, Inc., 520 Madison Ave, 12th Floor, New York, NY 10022, 877-547-6340, email: Prospectus_Department@Jefferies.com; Incapital LLC, Attn: DCM Prospectus Department, 200 S. Wacker Drive, Suite 3700, Chicago, Il 60606, email: prospectus_requests@incapital.com; and Credit Suisse Securities (USA) LLC, One Madison Avenue, Floor 1B, New York, NY 10010 email: newyork.prospectus@credit-suisse.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Seaspan

Seaspan provides the world’s major shipping lines with an attractive outsourced alternative to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management and a reputation for safety, quality and innovation. Seaspan’s managed fleet of its own and third party vessels consists of 76 containerships representing a total capacity of approximately 475,000 TEU, including seven ships scheduled for delivery by the end of 2015, three of which will be owned by Seaspan. Seaspan’s current operating fleet of 69 vessels has an average age of approximately five years and an average remaining lease period of approximately seven years.

Seaspan’s common shares are listed on The New York Stock Exchange under the symbol “SSW”.

Seaspan’s Series C Preferred Shares are listed on The New York Stock Exchange under the symbol “SSW PR C”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those discussed in Seaspan’s public filings with the SEC. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations Inquiries:

Mr. Sai W. Chu

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

-end-